UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of May 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On May 1, 2002, Bookham Technology plc (the "Company") announced that it had received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 15,863,422 ordinary shares of the Company representing 11.05% of the issued share capital as a non-beneficial holding. The Company also announced that this holding included a holding by INVESCO Perpetual International Core Fund of 9,131,557 shares or 6.36% of the issued share capital registered in the name of Vidacos Nominees Limited as a beneficial holding. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 16, 2002, the Company issued a press release announcing the appointment of Diane Wotus as the Company's vice president of ASOC® manufacturing. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On May 27, 2002, the Company filed with the UK Listing Authority pursuant to its listing rules a notification with respect to a major interest in shares of the Company held by AMVESCAP PLC, indicating a 5.04% interest in the Company's shares. A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On May 28, 2002, the Company issued a press release announcing that Dr. Andrew Rickman, Chairman of the Company, had won a Royal Academy of Engineering Silver Medal for his contribution to British engineering. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibits

99.1 Announcement made on May 1, 2002 with respect to the ownership by AMVESCAP PLC of the Company's shares.

99.2 Press Release issued on May 16, 2002.

99.3 Notification of Major Interest in Shares filed with the UK Listing Authority on May 27, 2002 with respect to AMVESCAP PLC.

99.4 Press Release issued on May 28, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: /s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Office and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

BOOKHAM technology

Oxfordshire, UK – 1st May, 2002: Bookham Technology plc announces that on 1st May 2002 it received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 15,863,422 ordinary shares in the Company representing 11.05% of the issued share capital as a non-beneficial holding.

Bookham Technology plc also announces that it has received notification from AMVESCAP PLC that the above holding includes the following notifiable holding: - INVESCO Perpetual International Core Fund holds 9,131,557 shares or 6.36% of the issued share capital registered in the name of Vidacos Nominees Limited as a beneficial holding.

BOOKHAM® technology

PRESS RELEASE

16 May 2002



NEW VICE PRESIDENT JOINS BOOKHAM TECHNOLOGY FROM USA

Oxfordshire, UK: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of optical components for fiber optic communication networks, today announced that Diane Wotus has been appointed as vice president of ASOC® manufacturing. Ms. Wotus joins Bookham with over 20 years' experience in technology manufacturing in wafer fabrication and rigid disc manufacturing, from the USA.

Diane comes to Bookham from Read-Rite Corp, Fremont CA, one of the world's leading independent manufacturers of magnetic recording head assemblies for disk and tape drives, where she has been senior director, wafer fab manufacturing from 1999. Prior to this Diane worked from 1991 to 1998 for StorMedia Incorporated, Santa Clara CA, in various positions terminating with that of vice president, operations. Diane was integral to the growth of the manufacturing operations division, which doubled in revenues over a one year period.

Diane holds a bachelor of science in Chemical Engineering/Engineering & Public Policy from Carnegie-Mellon University, Pittsburgh, PA.

Steve Abely, chief financial officer of Bookham Technology plc, commented. "Diane will be assuming full responsibility for all ASOC manufacturing operations. I believe Diane will be a great addition to our team and will provide leadership in instituting a process focus and discipline into the ASOC manufacturing operations. We believe we have shown ASOC to be the leading semiconductor process for integrating multiple optical functions on a single silicon chip and, as our ASOC-based products now start moving to the high-volume manufacturing stage and cost-reduction stage, Diane's experience in wafer fab and disk drives will be extremely valuable."

Ends

For further information, please contact:

Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Brian Dolby/Claire Dickens
GBCS PR
Tel: +44 (0) 115 950 8399
brian@gbcspr.com / claire@gbcspr.com

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 518538

All relevant boxes should be completed in block capital letters.

1. Name of Company BOOKHAM TECHNOLOGY PLC	2. Name of shareholder having a major interest AMVESCAP PLC (INVESCO Perpetual International Core Fund)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Non-beneficial	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Vidacos Nominees Limited 7,236,795

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed 1,800,000	8. Percentage of issued class 1.25%

9. Class of Security ORDINARY SHARES OF 1/3P	10. Date of Transaction 22nd May 2002	11. Date Company Informed 24th May 2002
12. Total holding following this notification 7,236,795	13. Total percentage holding of issued class following this notification 5.04%	

14. Any additional information	15. Name of contact and telephone number for queries SHIONA CRANSTOUN 01235 837200
16. Name and signature of authorised company official responsible for making this notification PHILIP DAVIS Date of notification 27 May 2002	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Exhibit 99.4

BOOKHAM technology

PRESS RELEASE
28 May 2002

Bookham Technology founder wins top Academy accolade

Dr Andrew Rickman, Chairman of fibre-optic component and subsystems manufacturer Bookham Technology plc, has won a prestigious Royal Academy of Engineering Silver Medal for his outstanding contribution to British engineering.

Dr Rickman (42), founded the company in 1988 to capitalise on the explosion in demand for bandwidth that he anticipated, well before the communication boom really took off. He realised that there was a yawning gap in the market for components that could combine computing power with controlling light signals and set about finding the technology to solve the problem. Working with top university researchers, Bookham came up with ASOC, a way of integrating processing and fibre-optic functions on a single silicon wafer. The key advance was a rib-waveguide that conducts light around the circuit – and the beauty of using silicon is that it is the best-characterised engineering material on earth.

"Traditional fibre-optic networking components were bulky devices with lots of different parts to integrate optical, analogue and digital technologies," says Dr Rickman. "We can achieve the same functionality in a single silicon chip and we can do it cheaper because we use the techniques that the semiconductor industry spent billions developing."

Dr Rickman's vision is being borne out as copper wire is ripped out all over the world in favour of fibre-optic cable to fuel the insatiable demand for more bandwidth. Bookham Technology started making its revolutionary new chips in 1998 and now supplies many major communications providers, including Nortel, Lucent and Fujitsu. The company acquired Marconi's optical components business in February 2002 and now employs 850 people.

- ends

For further information, please contact:

Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Brian Dolby/Claire Dickens
GBCS PR
Tel: +44 (0) 115 950 8399
brian@gbcspr.com / claire@gbcspr.com

Or
for more information from the Royal Academy of Engineering and photos, please contact:
Jane Sutton at the Royal Academy of Engineering
tel: 020 7227 0536 (direct), mobile: 07989 513045, email: suttonj@raeng.co.uk

Notes for editors

Bookham Technology designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

The Royal Academy of Engineering's Silver Medals were instigated in 1995. They are awarded to engineers who have made outstanding contributions to British engineering. Candidates must be aged under 50. Up to four medals may be awarded each year.

The Royal Academy of Engineering aims to pursue, encourage and maintain excellence across the whole field of engineering in order to promote the advancement of the science, art and practice of engineering for the benefit of the public. The Academy comprises the UK's most eminent engineers and is able to use their combined wealth of knowledge and experience to meet its objectives.